Exhibit 99.69

PROTECH HOME MEDICAL TO PARTICIPATE AT VIRTUAL INVESTOR CONFERENCES IN NOVEMBER

SIDOTI WEBCASTED PRESENTATION TO BE HELD THURSDAY NOVEMBER 19

Cincinnati, Ohio – November 3, 2020 – Protech Home Medical Corp. (the “Company” or “Protech”) (TSXV: PTQ) (OTCQX: PTQQF), a U.S. based leader in the home medical equipment industry, focused on end-to-end respiratory care, today announced that members of its management team will participate in 1x1 meetings at the upcoming 9th Annual Benchmark Virtual Discovery One on One Investor Conference on November 18th, and the Sidoti Fall 2020 Virtual Microcap Conference on November 19th.

9th Annual Benchmark Virtual Discovery One on One Investor Conference

Protech will participate in the 9th Annual Benchmark Virtual Discovery One on One Investor Conference on Wednesday, November 18, 2020.

Benchmark is a leading financial services firm focused on investment banking, equity research, and sales & trading within the Technology, Media, Healthcare and Industrial sectors. Founded in 1988, Benchmark is headquartered in New York City with offices in Boston, Milwaukee and San Francisco.

For additional information or to schedule a one-on-one meeting at the 9th Annual Benchmark Virtual Discovery One on One Investor Conference on Wednesday, November 18, 2020, please contact Vince Curatola-Director of Corporate Marketing Services at vcuratola@benchmarkcompany.com.

Sidoti Fall 2020 Virtual Microcap Conference

Protech will participate in the Sidoti Fall 2020 Virtual Microcap Conference on Thursday, November 19, 2020, which will be webcasted at 10:00am (EST).

The live webcast of the presentation will be available by visiting the investors' section of the Company's website at www.protechhomemedical.com. The webcast will also be available for replay on the Company's website following the event. Please visit the events section of the Sidoti & Company website at https://sidoticonference.com to register for the conference and schedule a one-on-one meeting.

“On the heels of closing Sleepwell, bringing our run-rate revenue to $125 million, we continue to possess the strongest balance sheet in our history with over $28 million in cash and an undrawn USD$20 million credit facility with CIT Bank. We have consistently hit revenue and EBITDA margin milestones and have just revised our growth trajectory upward for the next five years, making this an exciting time for our company and shareholders,” commented Greg Crawford, CEO, and Chairman of Protech. “Furthermore, with the recent CMS decision to cancel the 2021 Competitive Bidding Program for 13 product categories, reimbursement rates have likely neared a floor and there is no Medicare reimbursement rate cut risks for the foreseeable future which truly clears the margin outlook for us, and we believe this news, coupled with our continued strong operating performance, will bode well for our underlying results. We look forward to sharing our dynamic clinical respiratory company with new U.S. based investors, in particular as we look to significantly enhance our U.S. presence in 2021.”

ABOUT PROTECH HOME MEDICAL

The Company provides in-home monitoring and disease management services including end-to-end respiratory solutions for patients in the United States healthcare market. It seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep disorders, reduced mobility and other chronic health conditions. The primary business objective of the Company is to create shareholder value by offering a broader range of services to patients in need of in-home monitoring and chronic disease management. The Company’s organic growth strategy is to increase annual revenue per patient by offering multiple services to the same patient, consolidating the patient’s services and making life easier for the patient.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information please visit our website at www.protechhomemedical.com, or contact:

Cole Stevens

VP of Corporate Development

Protech Home Medical Corp.

859-300-6455

cole.stevens@myphm.com

Gregory Crawford
Chief Executive Officer
Protech Home Medical Corp.
859-300-6455
investorinfo@myphm.com